UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

GDS Holdings Limited

(Name of Issuer)

Class A Ordinary Shares, par value $0.00005 per share

(Title of Class of Securities)

36165L108

(CUSIP Number)

Chan Jen Keet

c/o Singapore Technologies Telemedia Pte Ltd

1 Temasek Avenue #33-01

Millenia Tower

Singapore 039192

Telephone: (65) 6723 8633

Facsimile: (65) 6720 7220

Copy to

Michael W. Sturrock, Esq.

Latham & Watkins LLP

9 Raffles Place #42-02

Singapore 048619

Telephone: (65) 6536 1161

Facsimile: (65) 6536 1171

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 18, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36165L108	Page 1 of 6

1	Names of Reporting Persons Singapore Technologies Telemedia Pte Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 317,546,954(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 317,546,954(1)
11	Aggregate Amount Beneficially Owned By Each Reporting Person 317,546,954(1)
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 42.7%(2)(3)
14	Type of Reporting Person CO

(1)	See Item 5 of this Schedule 13D.
(2)	Based on 743,980,675 Class A Shares (as defined herein), which is the sum of the (a) 711,552,082 Class A Shares outstanding as of October 18, 2017, based on information provided by the Issuer and (b) 32,428,593 Class A Shares issuable upon conversion of the Convertible Bonds as of October 18, 2017 and deemed to be beneficially owned by the Reporting Persons. This calculation does not take into account the Class A Shares to be issued to CyrusOne (as defined herein) by the Issuer upon completion of the CyrusOne Investment (as defined herein).
(3)	67,590,336 Class B Ordinary Shares (“Class B Shares”) were issued and outstanding as of October 18, 2017, based on information provided by the Issuer. With respect to (i) the election of a simple majority of the Issuer’s directors and (ii) any change to the Issuer’s articles of association that would adversely affect the rights of the holders of Class B Shares, at general meetings of shareholders, each Class A Share is entitled to one vote per share, and each Class B Share is entitled to 20 votes per share, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons represented approximately 15.2% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:20 basis, as of October 18, 2017. With respect to any other matters at general meetings of shareholders, each Class A Share is entitled to one vote, and each Class B Share is entitled to one vote, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons represented approximately 39.1% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:1 basis, as of October 18, 2017. Class B Shares are convertible into Class A Shares.

CUSIP No. 36165L108	Page 2 of 6

1	Names of Reporting Persons STT Communications Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds WC
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 317,546,954(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 317,546,954(1)
11	Aggregate Amount Beneficially Owned By Each Reporting Person 317,546,954(1)
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 42.7%(2)(3)
14	Type of Reporting Person CO

(1)	See Item 5 of this Schedule 13D.
(2)	Based on 743,980,675 Class A Shares (as defined herein), which is the sum of the (a) 711,552,082 Class A Shares outstanding as of October 18, 2017, based on information provided by the Issuer and (b) 32,428,593 Class A Shares issuable upon conversion of the Convertible Bonds as of October 18, 2017 and deemed to be beneficially owned by the Reporting Persons. This calculation does not take into account the Class A Shares to be issued to CyrusOne (as defined herein) by the Issuer upon completion of the CyrusOne Investment (as defined herein).
(3)	67,590,336 Class B Shares were issued and outstanding as of October 18, 2017, based on information provided by the Issuer. With respect to (i) the election of a simple majority of the Issuer’s directors and (ii) any change to the Issuer’s articles of association that would adversely affect the rights of the holders of Class B Shares, at general meetings of shareholders, each Class A Share is entitled to one vote per share, and each Class B Share is entitled to 20 votes per share, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons represented approximately 15.2% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:20 basis, as of October 18, 2017. With respect to any other matters at general meetings of shareholders, each Class A Share is entitled to one vote, and each Class B Share is entitled to one vote, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons represented approximately 39.1% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:1 basis, as of October 18, 2017. Class B Shares are convertible into Class A Shares.

CUSIP No. 36165L108	Page 3 of 6

1	Names of Reporting Persons STT GDC Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 317,546,954(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 317,546,954(1)
11	Aggregate Amount Beneficially Owned By Each Reporting Person 317,546,954(1)
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 42.7%(2)(3)
14	Type of Reporting Person CO

(1)	See Item 5 of this Schedule 13D.
(2)	Based on 743,980,675 Class A Shares (as defined herein), which is the sum of the (a) 711,552,082 Class A Shares outstanding as of October 18, 2017, based on information provided by the Issuer and (b) 32,428,593 Class A Shares issuable upon conversion of the Convertible Bonds as of October 18, 2017 and deemed to be beneficially owned by the Reporting Persons. This calculation does not take into account the Class A Shares to be issued to CyrusOne (as defined herein) by the Issuer upon completion of the CyrusOne Investment (as defined herein).
(3)	67,590,336 Class B Shares were issued and outstanding as of October 18, 2017, based on information provided by the Issuer. With respect to (i) the election of a simple majority of the Issuer’s directors and (ii) any change to the Issuer’s articles of association that would adversely affect the rights of the holders of Class B Shares, at general meetings of shareholders, each Class A Share is entitled to one vote per share, and each Class B Share is entitled to 20 votes per share, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons represented approximately 15.2% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:20 basis, as of October 18, 2017. With respect to any other matters at general meetings of shareholders, each Class A Share is entitled to one vote, and each Class B Share is entitled to one vote, and accordingly, the Class A Shares deemed to be beneficially owned by the Reporting Persons represented approximately 39.1% of the aggregate voting power on such matters with Class A Shares and Class B Shares voting on a 1:1 basis, as of October 18, 2017. Class B Shares are convertible into Class A Shares.

CUSIP No. 36165L108	Page 4 of 6

Explanatory Note

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D originally filed with the Commission on June 5, 2017 and amended on June 19, 2017 (the “Statement”) relating to the Class A Ordinary Shares, par value $0.00005 per share (the “Class A Shares”), of GDS Holdings Limited, a Cayman Islands company (the “Issuer”), with its principal executive offices located at 2/F, Tower 2, Youyou Century Place, 428 South Yanggao Road, Pudong, Shanghai 200127, People’s Republic of China.

Capitalized terms used but not defined herein have the meanings given to them in the Statement.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by inserting the following:

Investor Rights Agreement

On October 18, 2017, the Issuer announced that it has entered into a transaction with CyrusOne Inc. (“CyrusOne”) pursuant to which, among other things, CyrusOne will purchase from the Issuer Class A Shares equivalent to approximately 8.0 million ADSs (the “CyrusOne Investment”). In connection with and upon the consummation of the CyrusOne Investment, the Issuer and STT GDC have agreed to enter into an investor rights agreement (the “Investor Rights Agreement”), pursuant to which, among other things, the Issuer has agreed to (i) grant STT GDC preemptive rights with respect to future private issuances of equity or equity linked securities by the Issuer any time in the next eighteen months, whereby STT GDC shall have the right to subscribe for a pro rata share (based on STT GDC’s shareholding as of October 18, 2017) of any such future securities and (ii) modify the termination date of the registration rights previously granted to STT GDC to such time that the relevant Registrable Securities (as defined in the Members Agreement) can be sold pursuant to Rule 144 under the Securities Act of 1933, as amended, without volume limitations.

The description of the Investor Rights Agreement herein does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the form of such document attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(b) of the Statement is amended and restated in its entirety as follows:

(a)-(b) STT, through its ownership of STTC and STT GDC, is deemed for purposes of Rule13d-3 under the Exchange Act to be the beneficial owner of 317,546,954 Class A Shares, or approximately 42.7% of the outstanding Class A Shares, and to have shared power over the voting and disposition of such Class A Shares, as of October 18, 2017.

STTC, through its ownership of STT GDC, is deemed for purposes of Rule13d-3 under the Exchange Act to be the beneficial owner of 317,546,954 Class A Shares, or approximately 42.7% of the outstanding Class A Shares, and to have shared power over the voting and disposition of such Class A Shares, as of October 18, 2017.

CUSIP No. 36165L108	Page 5 of 6

STT GDC directly owns 285,118,361 Class A Shares (directly or in the form of ADSs) and is deemed to beneficially own the 32,428,593 Class A Shares issuable upon conversion of the Convertible Bonds as of October 18, 2017. Accordingly, STT GDC is deemed to beneficially own 317,546,954 Class A Shares, or approximately 42.7% of the outstanding Class A Shares, and to have shared power over the voting and disposition of such Class A Shares, as of October 18, 2017.

The percentage of beneficial ownership of the Reporting Persons was calculated by dividing (i) the 317,546,954 Class A Shares deemed to be beneficially owned by each of the Reporting Persons as of October 18, 2017 (as set forth in the preceding paragraphs) by (ii) 743,980,675 Class A Shares, which is the sum of the (a) 711,552,082 Class A Shares outstanding as of October 18, 2017, based on information provided by the Issuer and (b) 32,428,593 Class A Shares issuable upon conversion of the Convertible Bonds as of October 18, 2017. This calculation does not take into account the Class A Shares to be issued to CyrusOne by the Issuer upon completion of the CyrusOne Investment.

As of October 18, 2017, 67,590,336 Class B Shares were issued and outstanding, based on information provided by the Issuer. The Class A Shares deemed to be beneficially owned by the Reporting Persons represented approximately 15.2% of the aggregate voting power on the matters with Class A Shares and Class B Shares voting on a 1:20 basis described herein as of October 18, 2017 and approximately 39.1% of the aggregate voting power on the matters with Class A Shares and Class B Shares voting on a 1:1 basis described herein as of October 18, 2017.

To the knowledge of the Reporting Persons, the directors and executive officers of the Reporting Persons listed in Schedule A hereto beneficially own in the aggregate less than 1% of the Issuer’s outstanding Class A Shares (directly or indirectly in the form of ADSs) as of October 18, 2017, based on 711,552,082 Class A Shares outstanding as of October 18, 2017, based on information provided by the Issuer.

Item 5(c) of the Statement is amended and supplemented by inserting the following:

Except as described in this Statement, there have been no transactions by the Reporting Persons in the Class A Shares of the Issuer (directly or in the form of ADSs) during the past sixty days. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in the Class A Shares of the Issuer (directly or in the form of ADSs) during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented by inserting the following:

Item 4 above summarizes certain provisions of the Investor Rights Agreement and is incorporated herein by reference.

CUSIP No. 36165L108	Page 6 of 6

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

99.1	Form of Investor Rights Agreement to be entered into between the Issuer and STT GDC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: October 23, 2017

SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD

By:	/s/ Chan Jen Keet
Name: Chan Jen Keet
Title: Company Secretary

STT COMMUNICATIONS LTD

By:	/s/ Chan Jen Keet
Name: Chan Jen Keet
Title: Company Secretary

STT GDC PTE. LTD.

By:	/s/ Bruno Lopez
Name: Bruno Lopez
Title: Director

SCHEDULE A

The name, present principal occupation and business address of each director and executive officer of the Reporting Persons is set forth below.

The following is a list of the directors and executive officers of STT:

Name, Business Address and Position	Present Principal Occupation	Citizenship
Tan Guong Ching 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chairman and Director, STT)	Corporate Director	Singaporean

Stephen Geoffrey Miller 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT)	President & CEO, STT and STTC	Australian

Sum Soon Lim 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT)	Corporate Director	Singaporean

Lim Ming Seong 202 Bedok South Avenue 1 #01-21 Singapore 469332 (Director, STT)	Corporate Director	Singaporean

Chang See Hiang 1 Kim Seng Promenade #12-07 Great World City West Tower Singapore 237994 (Director, STT)	Advocate & Solicitor	Singaporean

Justin Weaver Lilley 5729 Potomac Ave., NW Washington, DC 20016 USA (Director, STT)	President, Telemedia Policy Corporation	American

Name, Business Address and Position	Present Principal Occupation	Citizenship
Sir Michael Perry, GBE Bridges Stone Mill, Alfrick Pound Worcester WR6 5HR United Kingdom (Director, STT)	Corporate Director	British

Vicente S. Perez, Jr. Floor 3B, Paseo de Roxas Building 111 Paseo de Roxas corner Legazpi Street Legaspi Village, Makati City Philippines 1229 (Director, STT)	Corporate Director	Filipino

Steven Terrell Clontz 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Senior Executive Vice President — International, STT)	Senior Executive Vice President — International, STT and STTC	American

Lim Beng Hoe 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chief of Organisation Development & Senior Executive Vice President, STT)	Chief of Organisation Development & Senior Executive Vice President, STT and STTC	Singaporean

Johnny Ong Seng Huat 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chief Financial Officer & Senior Executive Vice President, STT)	Chief Financial Officer & Senior Executive Vice President, STT and STTC	Malaysian

Nikhil Oommen Jacob Eapen 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chief Strategy & Investment Officer & Senior Executive Vice President, STT)	Chief Strategy & Investment Officer & Senior Executive Vice President, STT and STTC	Singaporean

The following is a list of the directors and executive officers of STTC:

Name, Business Address and Position	Present Principal Occupation	Citizenship
Tan Guong Ching 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chairman and Director, STTC)	Corporate Director	Singaporean

Peter Seah Lim Huat 12 Marina Boulevard Marina Bay Financial Centre Tower 3 Level 45 Singapore 018982 (Deputy Chairman and Director, STTC)	Corporate Director	Singaporean

Stephen Geoffrey Miller 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STTC)	President & CEO, STT and STTC	Australian

Sum Soon Lim 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STTC)	Corporate Director	Singaporean

Lim Ming Seong 202 Bedok South Avenue 1 #01-21 Singapore 469332 (Director, STTC)	Corporate Director	Singaporean

Chang See Hiang 1 Kim Seng Promenade #12-07 Great World City West Tower Singapore 237994 (Director, STTC)	Advocate & Solicitor	Singaporean

Name, Business Address and Position	Present Principal Occupation	Citizenship
Justin Weaver Lilley 5729 Potomac Ave., NW Washington, DC 20016 USA (Director, STTC)	President, Telemedia Policy Corporation	American

Sir Michael Perry, GBE Bridges Stone Mill, Alfrick Pound Worcester WR6 5HR United Kingdom (Director, STTC)	Corporate Director	British

Vicente S. Perez, Jr. Floor 3B, Paseo de Roxas Building 111 Paseo de Roxas corner Legazpi Street Legaspi Village, Makati City Philippines 1229 (Director, STTC)	Corporate Director	Filipino

Steven Terrell Clontz 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Senior Executive Vice President — International, STTC)	Senior Executive Vice President — International, STT and STTC	American

Lim Beng Hoe 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chief of Organisation Development & Senior Executive Vice President, STTC)	Chief of Organisation Development & Senior Executive Vice President, STT and STTC	Singaporean

Johnny Ong Seng Huat 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chief Financial Officer & Senior Executive Vice President, STTC)	Chief Financial Officer & Senior Executive Vice President, STT and STTC	Malaysian

Name, Business Address and Position	Present Principal Occupation	Citizenship
Nikhil Oommen Jacob Eapen 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Chief Strategy & Investment Officer & Senior Executive Vice President, STTC)	Chief Strategy & Investment Officer & Senior Executive Vice President, STT and STTC	Singaporean

The following is a list of the directors and executive officers of STT GDC:

Name, Business Address and Position	Present Principal Occupation	Citizenship
Sio Tat Hiang 3 Temasek Avenue #28-01 Centennial Tower Singapore 039190 (Chairman and Director, STT GDC)	Corporate Director	Singaporean

Lim Ming Seong 202 Bedok South Avenue 1 #01-21 Singapore 469332 (Director, STT GDC)	Corporate Director	Singaporean

Liu Chee Ming 21/F LHT Tower 31 Queen’s Road Central Hong Kong (Director, STT GDC)	Group Managing Director, Platinum Securities Company Limited	Singaporean

Lim Ah Doo 3 Temasek Avenue #28-01 Centennial Tower Singapore 039190 (Director, STT GDC)	Corporate Director	Singaporean

Stephen Geoffrey Miller 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT GDC)	President & CEO, STT and STTC	Australian

Name, Business Address and Position	Present Principal Occupation	Citizenship
Steven Terrell Clontz 1 Temasek Avenue #33-01 Millenia Tower Singapore 039192 (Director, STT GDC)	Senior Executive Vice President — International, STT and STTC	American

Bruno Lopez 3 Temasek Avenue #28-01 Centennial Tower Singapore 039190 (Director, STT GDC)	Chief Executive Officer, STT GDC	Singaporean

Jonathan Allen King 3 Temasek Avenue #28-01 Centennial Tower Singapore 039190 (Chief Operating Officer, STT GDC)	Chief Operating Officer, STT GDC	Australian

Lim Yueh Hua Nelson 3 Temasek Avenue #28-01 Centennial Tower Singapore 039190 (Chief Financial Officer, STT GDC)	Chief Financial Officer, STT GDC	Singaporean